CombinatoRx, Incorporated
245 First Street, 16th Floor
Cambridge, MA 02142

May 22, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:
Jeffrey Riedler and Mary K. Fraser

Re:
CombinatoRx, Incorporated
Registration Statement on Form S-1 (File No. 333-133501)

Dear Mr. Riedler and Ms. Fraser:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, CombinatoRx, Incorporated (the "Company") hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective by 11:00 a.m. Eastern Time on Tuesday, May 23, 2006 or as soon as possible thereafter.

        The Company acknowledges the Securities and Exchange Commission (the "Commission") staff's position that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please call the undersigned at (617) 301-7035 as soon as the Registration Statement has been declared effective. Thank you.

Very truly yours,

COMBINATORX, INCORPORATED

By:	/s/ JASON F. COLE Name: Jason F. Cole Title: Senior Vice President and General Counsel